EXHIBIT 99.33

Fortuna Increases Silver Production by 13% in 2010 and
Issues Production Guidance for 2011

January 13, 2011: Fortuna Silver Mines Inc. (TSX: FVI / Lima Stock Exchange: FVI) is pleased to report that 2010 marked its fourth successive year of silver production growth from the Caylloma Mine in Peru.  The Company anticipates that the San Jose project, currently under construction in Mexico, will begin to contribute both silver and gold ounces starting in the third quarter of 2011 allowing Fortuna to maintain its organic silver production growth in 2011.  At full design capacity, planned for late 2013, San Jose is scheduled to produce 3.2 million ounces of silver, 24,220 ounces of gold or 4.6 million silver equivalent ounces.  The Company will be issuing an update on the construction of its San Jose project in the following days.

The Company has a solid mineral reserve base of approximately 43 million ounces of silver and 251,000 ounces of gold and is well positioned to remain in the lower cost quartile for silver producers based on an estimated cash cost of negative US$ 7.40, net of by-product credits, for 2010.  The Company is sufficiently funded to meet its planned capital programs for 2011 with a strong treasury, starting the year with a cash position of US$ 91 million and no long term debt.  Capital programs for 2011 include an ambitious 30,000 meter drill program, which is starting this month around our two key assets, Caylloma and San Jose.

Highlights include:

•	2010 silver production of 1,906,422 ounces, 13% increase over 2009 (1,685,026 ounces); exceeds 2010 guidance by 12%

•	2010 base metal production of 26,136,682 lbs Zn, 21,373,064 lbs Pb and 1,025,557 lbs Cu

•	2011 forecast silver production of 2.4 million ounces, gold production of 7,530 ounces or 2.8 million silver equivalent ounces (*)

(*) Based on Ag = US$ 23.60/oz, Au = US$ 1,350/oz and metallurgical recoveries of 88% and 90% for Ag and Au respectively

2011 Production Guidance

Mine	Silver (oz)	Gold (oz)	Zinc (lbs)	Lead (lbs)	Copper (lbs)
Caylloma, Peru	1,900,000	2,950	25,200,000	16,600,000	760,000
San Jose, Mexico	500,000	4,580	--	--	--
Total :	2,400,000	7,530	25,200,000	16,600,000	760,000

A Technical Report on Reserves and Resources for the Caylloma Mine and the San Jose Project are available on the Company’s website at www.fortunasilver.com.

Qualified Person

Mr. Thomas Kelly, Fellow AusIMM, is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information in this news release.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Stock Exchange: FVI

Investor Relations:
Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2
Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Forward-Looking Statements

Certain statements in this presentation constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action.  These include estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

2010 Production Performance Figures for the Caylloma Mine, Peru:

	Q I - 2010	Q II – 2010	Q III - 2010	Q IV – 2010	2010

Processed ore (t)	101,503	108,010	112,886	112,257	434,656

Head grade
Ag (g/t)	167.23	156.35	154.56	159.51	159.24
Zn (%)	3.44	3.02	3.10	2.87	3.10
Pb (%)	2.87	2.30	2.27	2.37	2.44
Cu (%)	0.25	0.21	0.20	0.18	0.21

Recovery(%)
Ag (1)	88	87	85	84	86
Zn	89	88	88	87	88
Pb	92	91	91	91	91
Cu	53	54	51	47	51

Metal produced
Ag (oz) (2)	479,821	470,310	474,489	481,802	1,906,422
Zn (lb)	6,868,811	6,320,248	6,789,413	6,158,210	26,136,682
Pb (lb)	5,920,140	4,966,619	5,148,543	5,337,762	21,373,064
Cu (lb)	295,854	266,331	249,970	213,402	1,025,557

(1)	Silver recovery in Pb and Cu concentrate
(2)	Silver production in Pb and Cu concentrates